UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 19, 2006

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

_______________

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TABLE OF CONTENTS

Part 1       Press Release of Dialog Semiconductor Plc dated July 19 , 2006:
                 ” Dialog Semiconductor reports second quarter 2006 results ”

Part 2       Interim Report as of June 30 , 2006

Part 1 Dialog Semiconductor reports second quarter 2006 results

■Revenues of EUR 18.1 million ( EUR 31.7 million in Q2 2005)

■Net loss of EUR 5.6 million as margins were impacted by lower production volumes

■EUR 3.3million positive operating cash flow in quarter giving cash and securities balance of EUR 37.1 million

■New design wins position 2007 for return to growth

Kirchheim/Teck, Germany, 19 July 2006 – Dialog Semiconductor Plc (FWB: DLG, Nasdaq: DLGS), a leading provider of power management semiconductor solutions, announces its results for the quarter ended 30 June 2006.

In May, Dialog announced that revenues would be impacted by its customers’ transition from 2G to 3G handsets and increased competitive pressures for display driver chips. As a result, revenues in Q2 2006 declined to EUR 18.1 million, from EUR 31.7 million in Q2 2005. As previously reported it is expected that these conditions will persist through Q3 2006.

The lower production volumes which reduced utilization levels at Dialog’s test operations had a negative impact on gross profits. Gross profit in the quarter was EUR 3.1 million resulting in a net loss of EUR 5.6 million

The company remains debt free and increased its cash and securities balance to EUR 37.1 million due to EUR 3.3 million positive operating cash flow in the quarter.

Dr. Jalal Bagherli, CEO said:

“As previously indicated, the short term weakness in our revenue materialized as part of the 2G to 3G handset change-over. As a result, our financial performance in the past quarter was disappointing. However, I am encouraged by the progress being made to build revenue in 2007 and beyond.”

“Major design wins, and product launches during the quarter combine to provide confidence in the long term outlook for Dialog.”

Operations

Dialog's highly integrated audio and power management solutions, advanced display drivers and smart automotive motor control solutions continue to attract new business opportunities in the market.

In terms of design win successes, we remain confident with our prospects for 3G cell phone power and audio management products with anticipated production ramp starting in early 2007. We have already booked 2006 pre-production delivery orders for field trials from one of the leading mobile phone manufacturers.

As part of our focus on advanced display driver products we commenced a partnership with E Ink, the leader in low power paper thin displays. This cooperation will drive technology and product development for paper thin displays for ’ultra-light’ mobile equipment. Revenue contribution is expected to start in 2007.

In July we introduced a new combined power management and audio IC designed to support the latest generation of application processors in emerging high growth products such as smartphones, portable multimedia devices (PMP), PDAs and personal navigators. Our new power management and audio controller IC increases battery life and reduces the number of ICs and board space by over 50%; allowing smaller and thinner physical designs.

During the quarter, we also commenced development of our first intelligent motor control product for use in car electric windows, with customer production expected in 2008.

To bring these products to market, we have strengthened our field applications engineering and sales capabilities in the Far East, Japan, and North America. This expansion and re-focus will continue over the coming months.

In addition, we recently announced a strengthening of our Board with the appointment of three new non-executive directors who bring strong connections in Asia as well as essential expertise in the mobile phone markets.

Outlook

In the short term, we will continue to see reduced shipment volumes of 2G products resulting in reduced revenue levels. As we fulfil our customer obligations with the shipment of commodity display drivers through 2006, our gross margin continues to be impacted. As a result, we will be taking certain cost control measures in our production facilities to reduce the impact of this transition. However, we will continue to invest in product development, as well as our expansion plans, to position the Company for future revenue and margin growth. Recent design successes and product launches maintain our confidence in a return to growth in 2007.

The Company’s interim financial statements for the period ending 30 June 2006 which are available at www.dialog-semiconductor.com have been prepared in accordance with International Financial Reporting Standards (IFRS) and filed within the Exchange Reporting System of Deutsche Börse.

Investor Information

Corporate Calendar

October 25, 2006: Release of third quarter results

Contact
Dialog Semiconductor
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	dialog@fd.com
Internet	www.dialog-semiconductor.com/

James Melville-Ross
Financial Dynamics
Telephone	+44 207 831 3113

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Forward Looking Statements

This press release contains “forward-looking statements” that reflect management’s current views with respect to future events. The words “anticipate,” “believe,” “estimate, “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Part 2 Interim Report as of June 30 , 2006

Table of Contents

Operating and Financial Review

Results of Operations

Financial Position

Other Information

Order Backlog

Members of the Management and the Board of Directors

Subsequent Events

Unaudited Interim Consolidated Financial Statements

Interim Consolidated Income Statement

Interim Consolidated Balance Sheets

Interim Consolidated Statements of Cash Flows

Interim Consolidated Statements of Changes in Shareholders’ Equity

Notes to the Interim Consolidated Financial Statements (Unaudited)

Operating and Financial Review

Forward-looking statements

This interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Three months ended June 30, 2006 compared to three months ended June 30, 2005:

	Three months ended June 30,
	2006 (unaudited)		2005 (unaudited)		Change
(in thousands of €)	€	%	€	%	%
Revenues
Wireless	12,682	69.9	25,609	80.8	(50.5)
Automotive / Industrial	5,465	30.1	6,103	19.2	(10.5)
Revenues	18,147	100.0	31,712	100.0	(42.8)
Cost of sales	(15,014)	(82.7)	(21,264)	(67.1)	(29.4)
Gross profit	3,133	17.3	10,448	32.9	(70.0)
Selling and marketing expenses	(1,245)	(6.9)	(2,301)	(7.2)	(45.9)
General and administrative expenses	(1,602)	(8.8)	(1,365)	(4.3)	17.4
Research and development expenses	(5,389)	(29.7)	(4,754)	(15.0)	13.4
Operating profit (loss)	(5,103)	(28.1)	2,028	6.4	(351.6)
Interest income, net	167	0.9	232	0.7	(28.0)
Foreign currency exchange gains and losses, net	(652)	(3.6)	298	1.0	(318.8)
Result before income taxes	(5,588)	(30.8)	2,558	8.1	(318.5)
Income tax expense	(28)	(0.1)	(46)	(0.2)	(39.1)

Net income (loss) from continuing operations	(5,616)	(30.9)	2,512	7.9	(323.6)

Loss from discontinued operations	-	0.0	(1,852)	(5.8)	100.0
Net income (loss)	(5,616)	(30.9)	660	2.1	(950.9)

Results of Operations

Segment Reporting

Revenues in the wireless co m munications sector were €12.7 million for the three months ended June 30, 2006 compared with €25.6 million for the three months ended June 30, 2005, comprising 69.9% and 80.8% of our total revenues for those periods. The decrease in this sector resulted from lower sales volumes as certain of our products are phasing out following the transition from 2G handsets to 3G, and successor products will only go into production at the beginning of 2007. In addition increased competitive pressures for display driver chips, particularly at the commodity end of the market, had a negative impact on revenues. Operating profit in this sector decreased from €2.1 million for the three months ended June 30, 2005 to an operating loss of €3.4 million for the three months ended June 30, 2006.

Revenues from our automotive / industrial applications sector remained relatively stable and were €5.5 million and €6.1 million for the three months ended June 30, 2006 and 2005, respectively, representing 30.1% and 19.2% of our total revenues for those periods. Operating loss in the sector was €1.2 million, compared to an operating profit of €0.3 million in the corresponding period in the prior year.

Revenues

Revenues were €18.1 million for the three months ended June 30, 2006 compared with €31.7 million for the corresponding period in the prior year. The decline of 42.8% in revenues results from lower sales volumes, primarily in the wireless communications sectors as described above. Revenues were €45.9 million for the six months ended June 30, 2006 compared with €50.3 million for the corresponding period in the prior year.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased by 29.4% from €21.3 million for the three months ended June 30, 2005 to €15.0 million for the three months ended June 30, 2006 in line with decreased production volume. In addition, as a result of lower production volume, our internal testing operation has been running at a reduced utilization level, which in turn has increased our cost of sales in the three months ended June 30, 2006. For the six months ended June 30, 2006 and 2005, respectively, cost of sales was €35.7 million and €34.5 million, respectively.

Gross Profit

Our gross margin decreased from 32.9% of revenues for the three months ended June 30, 2005 to 17.3% of revenues for the three months ended June 30, 2006. This decline is due to competitive pressures for display driver chips, lower production volumes which reduced utilization levels of our test operations and the phase-out of certain higher margin products. For the same reason as well as an inventory write-down of €0.9 million primarily relating to display driver ICs dedicated to an Asian customer which went into insolvency in the three months ended March 31, 2006, our gross margin decreased from 31.4% of revenues for the six months ended June 30, 2005 to 22.2% of revenues for the six months ended June 30, 2006.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses decreased from €2.3 million or 7.2% of total revenues for the three months ended June 30, 2005, to €1.2 million or 6.9% of total revenues for the three months ended June 30, 2006, in line with lower sales volume. Similarly, selling and marketing expenses decreased in line with lower sales volumes, from €3.7 million or 7.4% of total revenue for the six months ended June 30, 2005, to €2.9 million or 6.2% of total revenue for the six months ended June 30, 2006.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses remained relatively flat and were €1.6 million and €1.4 million for the three months ended June 30, 2006 and 2005 respectively. As a result of a lower revenue base, general and administrative expenses increased from 4.3% of total revenues for the three months ended June 30, 2005 to 8.8% of total revenues in the three months ended June 30 2006. For the six months ended June 30 2006 and 2005 general and administrative expenses were €3.3 million and €2.6 million, respectively.

Research and Development Expenses

Research and development expenses consist principally of design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses remained relatively stable and were €5.4 million for the three months ended June 30, 2006 and €4.8 million for the corresponding period in 2005. As a percentage of total revenues research and development expenses increased from 15.0% to 29.7% in those periods, resulting from a lower revenue base in the three months ended June 30, 2006. Research and development expenses were €9.9 million for each of the six months ended June 30, 2006 and 2005.

Operating Profit (Loss)

We reported an operating loss of €5.1 million for the three months ended June 30, 2006 and an operating profit of €2.0 million for the three months ended June 30, 2005. This decline in operating income was primarily due to lower gross profits recognized in the three months ended June 30, 2006. We reported an operating loss of €5.9 million for the six months ended June 30, 2006 and €0.5 million for the six months ended June 30, 2005.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was €0.2 million for each of the three months ended June 30, 2006 and 2005. Interest income, net was €0.3 million for the six months ended June 30, 2006 and €0.4 million for the six months ended June 30, 2005.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange losses, net were €0.7 million for the three months ended June 30, 2006 compared with foreign currency exchange gains, net of €0.3 million for the three months ended June 30, 2005. These foreign exchange gains and losses primarily result from the fluctuation of the Euro against the US-Dollar. In the first six months of 2006 the US-Dollar fell in value against the Euro whereas in the first six months of 2005 the US-Dollar gained in value against the Euro.

Foreign currency exchange losses, net were €1.0 million for the six months ended June 30, 2006 compared to foreign currency gains, net of €0.8 million for the six months ended June 30, 2005.

Income Taxes Expense

The company reported an income tax expense for the three months ended June 30, 2006 of €28 thousand and an income tax expense of €46 thousand in the three months ended June 30, 2005. We reported an income tax expense of €8 thousand for the six months ended June 30, 2006 and €109 thousand for the six months ended June 30, 2005.

Loss from discontinued operations

The losses from discontinued operations were nil for the three months ended June 30, 2006 and €1.9 million for the three months ended June 30, 2005, respectively. Losses from discontinued operations were €1.7 million for the six months ended June 30, 2006 and €4.0 million for the six months ended June 30, 2005, respectively. The losses in both periods consist of the operating losses of our previous Imaging division which we disposed of in February 2006 as well as legal and transaction fees related to the disposition of the Imaging division in the three months ended March 31, 2006.

Net Income (Loss)

For the reasons described above, we reported net loss of €5.6 million for the three months ended June 30, 2006 compared with net income of €0.7 million for the three months ended June 30, 2005. For the six months ended June 30, 2006 and 2005, we reported net loss of €8.4 million and €3.3 million, respectively. Loss per share was €0.13 for the three months ended June 2006 compared to earnings per share of €0.01 for the same period last year. Loss per share for the first six months of 2006 was €0.19 versus €0.08 in the same period last year.

Financial Position

Cash flows and Capital Expenditure

Cash provided by operating activities was €3.3 million for the three months ended June 30, 2006 compared with €34 thousand for the three months ended June 30, 2005. The cash inflow in the three months ended June 30, 2006 primarily results from the collection of trade accounts receivable and lower inventory balances, partially offset by lower trade accounts payables balances. Cash provided by operating activities was €8.7 million for the six months ended June 30, 2006 compared with €1.9 million for the six months ended June 30, 2005.

Cash used for investing activities was €1.4 million for the three months ended June 30, 2006 compared with €5.9 million for the three months ended June 30, 2005. Cash used for investing activities for the three months ended June 30, 2006 consisted mostly of an investment in Dialog Imaging Systems of €1.0 million (see note 2) and the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €0.3 million. Cash used for investing activities for the three months ended June 30, 2005 consisted mostly of the purchase of software and licenses of €4.7 million for the use of electronic design automated tools and of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €1.2 million.

Liquidity

At June 30, 2006 we had €22.4 million in cash and cash equivalents and €14.7 million in marketable securities. Our working capital was €57.7 million.

As of June 30, 2006 we had no long-term debt other than the deferred payments for acquired software licenses. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use short-term credit facilities of €12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At June 30, 2006 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term if needed.

Balance Sheet

Balance sheet total as of June 30, 2006 and as of December 31, 2005 amounts to €90.7 million and €103.1 million. Current assets decreased from €79.1 million as of December 31, 2005 to €68.0 million as of June 30, 2006 primarily due to the reduction of our accounts receivable and inventory balances.

Long-term assets decreased from €24.0 million or 23.3% of the balance sheet total as of December 31, 2005 to €22.7 million or 25.0% of the balance sheet total as of June 30, 2006.

Current liabilities are €4.0 million below last year’s level. Non-current liabilities amounting to €2.5 million consist exclusively of the financing equivalent related to software and licences purchased during 2005.

Shareholders’ Equity stands at €77.9 million, reduced by the net loss recognized in the period versus the end of last year. The equity ratio increased slightly to a very solid 85.9% from 83.3%.

Other Information

Order Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line” agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Members of the Management and the Board of Directors

Management

Dr. Jalal Bagherli, CEO; Bill Caparelli, Vice President, Sales; Gary Duncan, Vice-President of Engineering; Peter Hall, Vice-President of Operations and Quality; Martin Kloeble, Vice-President of Finance and Controlling; Richard Schmitz, Vice-President of Advanced Technology; Masayuki Suzuki, President and representative director of Dialog Semiconductor KK.

Board of Directors

On July 12, 2006 Chris Burke (former Vodafone UK chief technology officer), Russ Shaw (O2 Capability and Innovation Director) and Peter Tann (President & Managing Director of Flextronics Asia) joined the Company’s Board of Directors. Jan Tufvesson and Mike Risman stood down from the Board of Directors. Non Executive Director Gregorio Reyes succeeded Jan Tufvesson as Non Executive Chairman.

Other members of the Board of Directors: Dr. Jalal Bagherli (CEO); Michael John Glover; Aidan Hughes; John McMonigall; Peter Weber.

Subsequent Events

No events of material significance occurred after the balance sheet date.

Unaudited Interim Consolidated Financial Statements

Interim Consolidated Income Statement

		Three months ended June 30,		Six months ended June 30,
(in thousands of €, except per share data)	Notes	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Revenues	3	18.147	31.712	45.872	50.287
Cost of sales		(15.014)	(21.264)	(35.710)	(34.492)
Gross profit		3.133	10.448	10.162	15.795

Selling and marketing expenses		(1.245)	(2.301)	(2.855)	(3.733)
General and administrative expenses		(1.602)	(1.365)	(3.290)	(2.587)
Research and development expenses		(5.389)	(4.754)	(9.901)	(9.935)
Operating profit (loss)		(5.103)	2.028	(5.884)	(460)

Interest income		207	267	377	419
Interest expense		(40)	(35)	(83)	(35)
Foreign currency exchange gains and losses, net		(652)	298	(1.033)	837
Other income		-	-	-	28
Result before income taxes		(5.588)	2.558	(6.623)	789

Income tax expense		(28)	(46)	(8)	(109)
Net income (loss) from continuing operations		(5.616)	2.512	(6.631)	680

Loss from discontinued operations		-	(1.852)	(1.720)	(4.010)

Net income (loss)		(5.616)	660	(8.351)	(3.330)

Earnings (loss) per share
Basic earnings (loss) per share		(0,13)	0,01	(0,19)	(0,08)
Diluted earnings (loss) per share		(0,13)	0,01	(0,19)	(0,08)

Net income (loss) per share from continuing operations
Basic		(0,13)	0,06	(0,15)	0,02
Diluted		(0,13)	0,06	(0,15)	0,02

Weighted average number of shares (in thousands)
Basic		44.540	44.115	44.495	44.115
Diluted		44.540	44.971	44.495	44.952

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Balance Sheets

(in thousands of €)	Notes	At June 30, 2006 (unaudited)	At December 31, 2005
ASSETS
Cash and cash equivalents		22,362	16,920
Marketable securities	5	14,698	14,890
Trade accounts receivable, net		14,979	28,364
Inventories	6	13,442	17,155
Prepaid expenses		518	505
Other current assets		1,985	1,257
Total current assets		67,984	79,091

Property, plant and equipment, net		14,541	15,710
Intangible assets	7	5,777	7,175
Investments		1,229	-
Deposits		198	205
Prepaid expenses		948	957
Total non-current assets		22,693	24,047

TOTAL ASSETS		90,677	103,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		3,864	8,987
Accrued expenses		4,468	3,572
Income taxes payable		19	24
Other current liabilities		1,948	1,725
Total current liabilities		10,299	14,308

Total non-current liabilities		2,457	2,932

Ordinary Shares		7,028	7,028
Additional paid-in capital		168,820	168,832
Accumulated deficit		(96,553)	(88,621)
Accumulated other comprehensive loss		(1,146)	(1,090)
Employee stock purchase plan shares		(228)	(251)
Net Shareholders’ equity		77,921	85,898

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		90,677	103,138

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Cash flows from operating activities:
Net income (loss)	(5.616)	660	(8.351)	(3.330)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Recovery of investment	-	-	-	(28)
Stock compensation	248	200	419	400
Depreciation of property, plant and equipment	1.471	1.819	2.962	3.682
Amortization of intangible assets	757	799	1.523	1.043
Losses on disposals of fixed assets	38	-	51	-
Interest income, net	(167)	(232)	(294)	(384)
Other income tax expense	28	46	8	109
Changes in working capital:
Trade accounts receivable	6.208	(11.999)	12.912	(1.162)
Inventories	2.813	2.196	4.284	3.009
Prepaid expenses	192	(157)	(6)	(196)
Trade accounts payable	(3.495)	6.567	(5.119)	(841)
Accrued expenses	267	14	776	(46)
Other assets and liabilities	377	36	(1.057)	(925)
Cash generated from (used for) operations	3.121	(51)	8.108	1.331

Interest received	144	85	617	542
Income taxes paid	(3)	-	(23)	(11)
Cash provided by operating activities	3.262	34	8.702	1.862

Cash flows from investing activities:
Recovery of investment	-	-	-	28
Purchases of property, plant and equipment	(349)	(1.205)	(1.850)	(2.273)
Purchases of intangible assets	(42)	(4.657)	(298)	(4.662)
Investments and deposits made	(997)	-	(1.199)	-
Cash used for investing activities	(1.388)	(5.862)	(3.347)	(6.907)

Cash flows from financing activities:
Sale of employee stock purchase plan shares	3	17	11	30
Cash provided by financing activities	3	17	11	30

Cash provided by (used for) operating, investing and financing activities	1.877	(5.811)	5.366	(5.015)

Effect of foreign exchange rate changes on cash and cash equivalents	94	69	76	83
Net increase (decrease) in cash and cash equivalents	1.971	(5.742)	5.442	(4.932)

Cash and cash equivalents at beginning of period	20.391	14.787	16.920	13.977
Cash and cash equivalents at end of period	22.362	9.045	22.362	9.045

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumulated deficit	Currency translation adjustment	Available for sale securities	Employee stock purchase plan shares	Total
Balance at December 31, 2004	7.028	168.782	(66.328)	(930)	(28)	(297)	108.227
Net loss	-	-	(3.330)	-	-	-	(3.330)
Other comprehensive income (loss)	-	-	-	215	(41)	-	174
Total comprehensive loss							(3.156)
Sale of employee stock purchase plan shares	-	21	-	-	-	9	30
Equity settled transactions, net of tax	-	-	400	-	-	-	400
Balance at June 30, 2005	7.028	168.803	(69.258)	(715)	(69)	(288)	105.501

Balance at December 31, 2005	7.028	168.832	(88.621)	(791)	(299)	(251)	85.898
Net loss	-	-	(8.351)	-	-	-	(8.351)
Other comprehensive income (loss)	-	-	-	36	(92)	-	(56)
Total comprehensive loss							(8.407)
Sale of employee stock purchase plan shares	-	(12)	-	-	-	23	11
Equity settled transactions, net of tax	-	-	419	-	-	-	419
Balance at June 30, 2006	7.028	168.820	(96.553)	(755)	(391)	(228)	77.921

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and display driver technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The Company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

b) Vulnerability Due to Certain Significant Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 70% and 75% of the Company’s total revenue for the six months ended June 30, 2006 and 2005, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in Euros and US dollars whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. For the six months ended June 30, 2006 four customers individually accounted for 10% or more of the Company's revenues. For the six months ended June 30, 2005 three customers individually accounted for 10% or more of the Company's revenues. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared on the basis of the recognition and measurement requirements of the International Financial and Reporting Standards (IFRS) and its interpretations adopted by the International accounting standards board (IASB). The interim condensed consolidated financial statements have not been audited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2005 consolidated financial statements.

The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on historical cost basis except that financial instruments classified as available-for-sale are stated at fair value.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year ending December 31, 2006.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

2.Discontinued Operation

On February 14, 2006 the Company concluded the disposition of its Imaging Division, Dialog Imaging Systems (“DIS”). The business of this division includes the development, design, manufacture, assembly, marketing and delivering of image sensor semiconductors and camera modules. Dialog transferred the assets of its Imaging Division to a newly created entity which issued additional equity interests in exchange for consideration from investors. A total of €22.25 million will be invested in DIS by private equity investors, the management team and Dialog of which Dialog will invest €2 million due in two tranches of €1.2 million and €0.8 million. During the six months ended June 30, 2006 Dialog made a first payment of €1.2 million.

Losses from the Imaging Division for the three and six months ended June 30, 2006 and 2005 are comprised of:

	Three months ended June 30,		Six months ended June 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Revenues	-	385	-	406
Expenses	-	(2,237)	(1,720)	(4,416)
Loss from operting activities	-	(1,852)	(1,720)	(4,010)
Income tax expense	-	-	-	-
Net loss from discontinued operations	-	(1,852)	(1,720)	(4,010)

3.Segment Reporting

Segment information is presented in respect of the Group`s business and geographical segments. The primary format, business segments, is based on the Company’s principal sales markets.

a) Business Segments

	Three months ended June 30,		Six months ended June 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Revenues
Wireless	12,682	25,609	32,258	37,566
Automotive / Industrial	5,465	6,103	13,614	12,721
Total Revenues	18,147	31,712	45,872	50,287

Operating profit (loss)
Wireless	(3,400)	2,070	(4,116)	6
Automotive / Industrial	(1,168)	293	(675)	216
Corporate	(535)	(335)	(1,093)	(682)
Total operating profit (loss) [1]	(5,103)	2,028	(5,884)	(460)

[1] Certain overhead costs are allocated mainly based on sales and headcount.

b) Geographical Segments – Revenues by shipment destination

	Three months ended June 30,		Six months ended June 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Germany	2,271	5,717	5,265	8,545
Austria	2,423	1,711	4,853	4,061
Other European countries	2,231	2,296	5,805	5,322
Japan	3,869	8,526	7,782	10,514
China	3,903	3,428	6,927	5,118
Other countries	3,450	10,034	15,240	16,727
	18,147	31,712	45,872	50,287

4.Stock-Based Compensation

Stock option plan activity for the period ended June 30, 2006 was as follows:

	Options	Weighted average exercise price in €
Outstanding at beginning of year	3,850,008	2.45
Granted	797,995	1.49
Exercised	(162,660)	0.07
Forfeited	(256,527)	3.10
Outstanding at period end	4,228,816	2.33
Options exercisable at period end	2,299,961	2.02

The Company established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At June 30, 2006 the Trust held 1,528,495 shares.

5.Marketable Securities

The Company has invested in highly liquid “investment grade” rated debt based fund classified as available for sale. The aggregate costs, fair values and unrealized losses per security class are as follows:

	At June 30, 2006 (unaudited)			At December 31, 2005
(in thousands of €)	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Debt based funds	15,101	14,698	(403)	15,201	14,890	(311)

6.Inventories

Inventories consisted of the following at June 30, 2006 and December 31, 2005:

(in thousands of €)	At June 30, 2006 (unaudited)	At December 31, 2005
Raw materials	2,798	5,797
Work-in-process	7,325	7,193
Finished goods	3,319	4,165
	13,442	17,155

7.Intangible assets

Intangible assets subject to amortization represent licenses, patents and software:

(in thousands of €)	At June 30, 2006 (unaudited)	At December 31, 2005
Gross carrying amount	16,913	20,306
Accumulated depreciation	(11,136)	(13,131)
Net carrying amount	5,777	7,175

During the six months ended June 30, 2006, the Company acquired software and licenses for a total purchase price of €298. The expected weighted average useful life of these assets is three years. The aggregate amortization expense for the six months ended June 30, 2006 and 2005 was €1,523 and €1,043, respectively. Amortization expense of the gross carrying amount of intangible assets at June 30, 2006 is estimated to be €1,473 for the remainder of 2006, €2,967 in 2007, €1,065 in 2008, €144 in 2009 and €46 in 2010.

8.Directors’ Holdings

Directors’ Holdings at June 30, 2006 and December 31, 2005 were as follows:

	At June 30, 2006			At December 31, 2005
	Shares		Options	Shares		Options
	Number	%		Number	%
Timothy Anderson	-	-	-	75,166	0.16	-
Dr. Jalal Bagherli	300,000	0.65	451,888	150,000	0.33	450,000
Michael Glover	195,000	0.42	50,000	195,000	0.42	-
Aidan Hughes	-	-	50,000	-	-	-
John McMonigall			50,000	-	-	-
Roland Pudelko	-	-	-	320,405	0.70	517,450
Gregorio Reyes	60,000	0.13	50,000	35,000	0.08	-
Michael Risman	1,172	0.00	50,000	1,172	0.00	-
Jan Tufvesson	175,062	0.38	50,000	175,062	0.38	-
Peter Weber	-	-	50,000	-	-	-
	731,234	1.59	801,888	951,805	2.07	967,450

Timothy Anderson and Roland Pudelko resigned as Directors in February 2006. Accordingly their shares and options holdings are no longer reported at June 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date July 19 , 200 6	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO